

September 3, 2015

<u>**By E-Mail**</u>
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

       Re: **Ethan Allen Interiors Inc.**
               Responses to comments dated August 31, 2015
               Filed by Sandell Asset Management Corp., et. al.
               File No. 001-11692

Dear Mr. Klein:

We have reviewed your responses and have the following comments.

1. We note your response to prior comment 1 and to the first bullet point in prior comment 3. In your response you value the company's real estate at $448.1 million, which amount appears to be calculated based on the Exhibit B figures. Please provide us support for the data in Exhibit B relating to the "Individual Detail," "Annual Add'l Rent" and "Cap Rate" columns. Also provide support for your selection of a multiple of 8.5x in the Pro-Forma Valuation in Exhibit A.

2. We note your response to the second and fifth bullet points in prior comment 3. Please tell us who are the finance and real estate experts and interested parties with whom you have had communications about acquiring the company or of whom you are aware have such an interest. Also, tell us the timing of these communications.

3. We reissue the comment in the third bullet point of prior comment 3. Your response does not provide support for your assertion that the company's "astonishingly unsophisticated fiscal policy…is at odds with the fundamental precepts of modern corporate finance." You simply refer to "precepts of modern corporate finance."

4. We note your response to the fourth bullet point in prior comment 3. Tell us, with a view toward future revised disclosure, why using the average net debt to EBITDA of all S&P 500 companies for which one vendor provided a ratio is relevant to the company's recapitalization.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions